[LETTERHEAD OF THE NAVIGATORS GROUP, INC.]




VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Mr. Jim B. Rosenberg
       Senior Assistant Chief Accountant

                                              February 22, 2006



       Re:  The Navigators Group, Inc. (the "Company")
            Form 10-K for fiscal year ended December 31, 2004 (File No. 0-15886)
            --------------------------------------------------------------------

Dear Mr. Rosenberg:

     This letter is in response to the Division of Corporation Finance's comment letter dated December 8, 2005, and our supplemental discussions with Mr. Frank Wyman of your staff in January and February of 2006, in which you requested additional information based on your review of the Company's annual report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K"). The comments included in your letter are repeated below, and our response immediately follows each comment.

     In connection with the filing of our responses to your comments, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K;

o staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the 2004 10-K; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Form 10-K for fiscal year ended December 31, 2004
-------------------------------------------------

Management's Discussion and Analysis ("MD&A")
---------------------------------------------

Critical Accounting Policies, page 33
-------------------------------------

1. We note that you estimate impairment of reinsurance receivable in accounting for reinsurance. In particular, we noted that in 2003 you had a $27.6 million increase in the allowance for uncollectible reinsurance and that your reinsurance receivable increased from $350 million to $502 million in 2004. Describe in disclosure-type format the circumstances giving rise to this increase in the allowance and how these circumstances impact your remaining asbestos exposures and related reinsurance receivable amounts.

     [Response]

          As stated on pages 16-17 of the 2004 10-K under the caption "Business-Loss Reserves," in January 2004, the Company's management was notified of an unexpectedly large settlement for an insured's asbestos claim and as a result undertook a review of the Company's asbestos-related exposure and related potential reinsurance recoveries, most of which arise out of business written during the mid-1980s. With respect to asbestos exposures, the review resulted in the Company increasing its gross and net loss reserves for asbestos in the 4th quarter of 2003 by $77.6 million and $31.6 million, respectively, as shown in the following table:

     (in millions)
     Gross loss reserves for asbestos                                 $   77.6
                                                                      --------
     Recoverables under reinsurance contracts                   71.7
     Less:    Reserve for uncollectible reinsurance            (25.7)
                                                             --------
              Reinsurance recoverable, net of reserves                    46.0
     Net loss reserves for asbestos                                   $   31.6
                                                                      ========

          With respect to its analysis of related potential reinsurance recoveries, the Company determined that the collectibility of $25.7 million of reinsurance coverage for its business with asbestos exposure was doubtful for a number of reasons, including in large part that certain reinsurers providing coverage for the Company in the mid-1980s had since become insolvent, were in run-off or otherwise were no longer active in the reinsurance business. Therefore, as stated on page 17 of the 2004 10-K, the Company recorded an allowance of $25.7 million for uncollectible reinsurance relating to asbestos exposure in the fourth quarter of 2003. The remaining $1.9 million increase in the allowance for uncollectible reinsurance in 2003 was the result of the Company's ongoing assessment of reinsurance recoverables on its then-current business.

          To the extent the Company incurs additional gross loss development for its historic asbestos exposure, the Company's allowance for uncollectible reinsurance would increase for the aforementioned reinsurers that are insolvent, in runoff or otherwise no longer active in the reinsurance business. The Company continues to believe that it will


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


     be able to collect reinsurance on the remaining portion of its historic gross asbestos exposure. As noted on page 18 of the 2004 10-K, loss development on the Company's asbestos exposure was not significant in 2004 and no material additional gross reserves, reinsurance recoverable or related allowance for uncollectible reinsurance on such exposure was recorded in 2004.

          As shown in the table on page 10 of the 2004 10-K under the caption "Business-Loss Reserves," the Company's overall gross loss reserves increased from $725 million in 2003 to $966 million in 2004, and reinsurance receivables increased from $350 million to $502 million. The 2004 increase in gross losses relates primarily to incurred losses for events occurring in 2004 (see pages 10-11 of the 2004 10-K for a discussion of and a table showing losses recorded in 2004). With the recording of these losses, the Company assessed its reinsurance coverage, potential receivables, and the recoverability of the receivables. Losses incurred on business recently written are primarily covered by reinsurance agreements written by companies with whom the Company is currently doing reinsurance business and whose credit the Company continues to assess in the normal course of business. As a result, while 2004 reinsurance receivables increased in line with the increase in gross loss reserves, the Company did not need to make a significant increase in allowance for doubtful reinsurance recoveries based on its assessment of the individual reinsurers covering these losses.

          Information on the Company's reinsurance recoverables and related collateral and rating agency rating of the 20 largest reinsurers of the Company is set forth in Note 7 on page F-28 of the Consolidated Financial Statements of the Company included in the 2004 10-K. As stated on page 18 of the 2004 10-K under the caption "Business-Loss Reserves," management believes that its reserves for losses and loss adjustment expenses at December 31, 2004, were adequate to cover the ultimate cost of losses and loss adjustment expenses on reported and unreported claims.

          The Company will include language substantially similar to the foregoing in its future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and will update such language to reflect current developments on its reinsurance receivable, particularly with respect to asbestos exposures.

2. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. Please provide us the following information in disclosure-type format for each of your lines of business for each period presented.

     o In calculating your reserves, you determine a best estimate of your ultimate liability rather than establishing a range of loss estimates. Describe the actuarial methods used to initially project your ultimate liability, including assumptions used, and the nature of your review of statistical data and patterns by line of business to refine your projection model.


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


     o It appears that subsequently you adjust this initial calculation for emerging trends in claim frequency and severity, litigation and economic and social developments prior to finalizing your best estimate. Expand your disclosure to describe more specifically and quantify such adjustments to your best estimate.

     [Response]

          The process of establishing loss reserves is complex and imprecise as it must take into account many variables that are subject to the outcome of future events. As a result, informed subjective judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

          IBNR loss reserves are calculated by the Company's actuaries using several standard actuarial methodologies, including the paid and incurred loss development and the paid and incurred Bornheutter-Ferguson loss methods. Additional analyses, such as frequency/severity analyses, are performed for certain books of business.

          While an annual loss reserve study is conducted for each line of business, the timing of such studies varies throughout the year. Additionally, a review of the emergence of actual losses relative to expectations for each line of business is conducted each quarter. A separate analysis is also performed annually and updated quarterly of our asbestos and environmental liability exposures (Please refer to pages 16-18 of the 2004 10-K for a discussion of asbestos and environmental liabilities).

          The actuarial methods generally utilize analysis of historical patterns of the development of paid and reported losses for each line of business by underwriting year. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. This basic assumption is particularly relevant for our marine and energy business written by our Insurance Companies and Lloyd's Operations where we generally rely on the substantial loss development data accumulated over many years to establish IBNR loss reserves for immature underwriting years.

          For certain long tail classes of business where anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns, estimates are based on both expected losses and actual reported losses. These classes include our California contractors liability business and directors and officers liability business, among others. For these classes, we set ultimate losses for each underwriting year reflecting several factors, including our evaluation of loss trends and the current risk environment. The expected ultimate losses are adjusted as the underwriting year matures.

          While we have a significant amount of loss development data that is utilized by our actuaries to establish the IBNR loss reserves for our California contractors liability business, there have been significant changes relating to this product and its market that could affect the applicability of our data. For example, one factor that may affect reserves and claim frequency is legislation implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain defect repairs. The legislation and its potential impact is discussed on page 15 of


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     the 2004 10-K. Accordingly, our ultimate liability may exceed or be less than current estimates due to this variable, among others.

          The professional liability business generates third-party claims, which also are longer tail in nature. The professional liability policies mostly provide coverage on a claims-made basis, whereby coverage is generally provided only for those claims that are made during the policy period. These claims often involve a lengthy litigation period after being reported. Our professional liability business is relatively immature, as we first began writing the business in late 2001. Accordingly, it will take some time to better understand the reserve trends on this business. Given the limited history of this business, the actuaries generally utilize industry data to initially establish IBNR loss reserves, which are subsequently adjusted based on actual and expected claim emergence as each underwriting year matures. Please see page 15 of the 2004 10-K for a discussion of reserves for the professional liability business.

          At the start of each underwriting year, our actuaries and management determine an initial selected ultimate loss ratio for each line of business. Management participation generally includes the underwriter for the particular line of business, executive management, and claims and finance personnel. Generally, such determinations are based on prior year history modified where deemed appropriate for observed changes in premium rates, terms, conditions, exposures, and loss trends. Industry data is generally utilized for new lines of business.

          As underwriting years age, for each subsequent quarter and following years, our actuaries, with management, continue to update and refine their estimates of selected ultimate loss ratios for each line of business, by underwriting year, using the actuarial methods referred to above and incorporating relevant factors that generally include actual loss development, recent claims activity, number and dollar amount of open claims, risk characteristics of the particular line of business, the potential effects of changes in underwriting and claims procedures, historic performance relative to expectations and the relationship of the IBNR reserve levels across underwriting years and between similar lines of business. The output of this process results in refinements to the ultimate loss ratios. Such refinements to the ultimate loss ratios for the prior underwriting years generate prior year redundancies or deficiencies recorded in the year such refinements are made, as discussed below.

          The relevant factors that may have a significant impact on the establishment and adjustment of loss and LAE reserves can vary by line of business and from period to period. Following is a discussion of relevant factors impacting our 2004 loss reserves.

          During 2004 the Insurance Companies increased loss reserves for marine business for underwriting years 2002 and 2001 principally to recognize the increase in marine liability business written for those years which have a longer loss development pattern compared to the mix of marine business written in previous years. Commencing in 2004, loss reserves for marine business were evaluated by product line. Prior to 2004, such loss reserves were established in the aggregate for all marine products. This refinement was the principal factor for the $4.8 million prior year deficiency recorded in 2004 for marine business.

          Included in the 2004 incurred losses for specialty business was a series of claims aggregating to approximately $2 million, from a single 2002 underwriting year policy that were all below the $150,000 attachment point of our 2002 year reinsurance program. Such unusual loss activity was the primary reason for the $2.3 million of prior year loss deficiency recorded in 2004 for specialty business.

          The Company has historically reserved for the professional liability business using ultimate loss ratios based on industry experience for this relatively new line of business. During the 2004 fourth quarter, the loss reserves for such claims-made policies for underwriting years 2003 and 2002 were reduced by approximately $2.8 million to recognize the low level of claim counts and favorable claims development compared to expectations at the time these reserves were initially established which were based on industry data.

          During 2004, ultimate loss ratios for our Lloyd's Operations were reduced for the 2003 and 2002 underwriting years for cargo, hull and the assumed marine excess of loss business mostly as a result of lower than expected claims activity coupled with the recognition of underwriting improvements for the business written for the 2003 underwriting year. Such factors were the principal reasons for the ultimate loss ratio reductions which occurred throughout the 2004 calendar year contributing to the $6.6 million prior year savings recorded by our Lloyd's Operations and the $2.2 million prior year savings recorded by our Insurance Companies for the business assumed from Lloyd's.

          Following is a discussion of relevant factors impacting our 2003 loss reserves:

          During 2003, the Insurance Companies recorded for marine business adverse loss development approximating $9 million for underwriting years 2000 to 2002 principally related to underestimates of loss reserves established for such periods. Offsetting such loss development were prior year savings of approximately $4 million for underwriting years 1997 and 1996 due to the combination of favorable loss development and the reduction of tail factors and an additional net redundancy of $1 million for all other underwriting years. The tail factors were reduced in recognition that salvage and subrogation recoveries tend to mitigate loss development as underwriting years for marine business age and mature and losses become fully developed. The combined effects of such items were the principal factors for the $4 million of prior year loss reserve deficiencies recorded in 2003 for marine business.

          Incurred losses for specialty business included $22.2 million of prior year reserve deficiencies due to adverse loss development and the lengthening of tail factors for underwriting years 1995 to 2000. Substantially all of the reserve deficiencies related to the California contractors' liability business, which has a long tail for the reporting and settlement of construction defect claims.

          The Company recorded $2.8 million of prior year reserve deficiencies for run-off business, mostly in the first half of 2003. Such loss development was principally related to assumed reinsurance business discontinued in 1999.

          As discussed under "Business- Loss Reserves" gross and net loss reserves were increased in the 2003 fourth quarter by $77.6 million and $31.6 million, respectively, as a result of a review of asbestos exposures conducted by the Company. The $31.6 million of net asbestos losses includes $25.7 million of uncollectible reinsurance. For the full year, the prior year loss reserve deficiency for asbestos and environmental exposures was $32.5 million.

          Partially offsetting such prior year reserve deficiencies in 2003 was $2.8 million of prior year savings from our Lloyd's Operations principally from the 2002 and 2001 underwriting years reflecting favorable loss development.

          The Company also employs outside actuaries to perform annual loss reserve studies of the Insurance Companies and Syndicate operations. The results of such studies are used by the Company to judge the reasonableness of the loss reserves recorded by the Company. There can be no assurance however that such outside actuarial studies provide greater reliability as to the adequacy of the Company's loss reserves than the Company's estimates given the inherent uncertainty of the loss reserve process coupled with the fact that such studies generally employ similar actuarial methods and the same Company loss data.

          We do not calculate a range of loss reserve estimates. We believe that ranges may not be a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. The numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves include: interpreting loss development activity, emerging economic and social trends, inflation, changes in the regulatory and judicial environment and changes in our operations, including changes in underwriting standards and claims handling procedures.

          In addition, we must consider the uncertain effects of industry-wide emerging or potential claims and coverage issues. These issues could have a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Recent examples of emerging or potential industry-wide claims and coverage issues include increases in the number and size of directors and officers liability and errors and omissions liability claims arising out of investment banking practices and accounting and other corporate malfeasance and increases in the number and size of water damage claims related to remediation of mold conditions. As a result of issues such as these, it has become increasingly difficult to estimate ultimate claim costs on the basis of past experience, further complicating the already complex loss reserving process.

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          The future impact of the various factors described above that contribute to the uncertainty in the loss reserving process and of emerging or potential claims and coverage issues is extremely hard to predict and generally cannot be reliably quantified.

          Please refer to pages 10-13 of the 2004 10-K for a discussion of subsequent adjustments made to our loss reserves over the three-year period ended December 31, 2004. See also our response to question 3 below regarding the impact to changes in certain assumptions utilized to establish loss reserves.

          The Company will include language substantially similar to the foregoing in its future Exchange Act periodic reports and will update such language to reflect current developments on its loss methodology, including assumptions used and subsequent adjustments made to its loss reserves.

3. An objective of MD&A is to provide information about historical trends, such as claim severity and frequency, to facilitate investors' determination of the reasonably likely impact of these trends on future performance. Please avoid the use of the hypothetical 10% change in net loss reserves. Rather, quantify the impact of the reasonably likely change in gross loss reserves with separate disclosure quantifying the impact on reinsurance recoverable. Link this disclosure to your discussion of the historical and expected future impact of known trends in claim frequency and severity.

     [Response]

          The Company notes that it records as gross reserves the amount of losses to which it reasonably expects to have exposure and as net reserves that amount less what it reasonably expects to recover in reinsurance. As indicated in response to question 2 above, we review the loss reserves for each line of business we write as part of our overall analysis of loss reserves, taking into consideration the variety of trends that impact the ultimate settlement of claims in each particular line of business. The Company believes that the 10% variance information provided investors with a significant sensitivity analysis for a potential change in the Company's reasonable expectations, along the lines of the sensitivity analysis required with respect to market risk pursuant to Item 305 of Regulation S-K. However, in lieu of giving investors sensitivity analysis with respect to possible significant variances from the Company's expectations for net loss reserves, the Company will identify and discuss the impact of changes in significant assumptions utilized to establish loss reserves in future Exchange Act periodic reports as follows:

          Marine reserves for the Insurance Companies are established by product using the Company's own historical experience adjusted for the effects of current developments and likely trends. Estimates of the ultimate liability could be redundant or deficient if the Company's own experience is not appropriate for predicting future outcomes. For example, this could occur if claims take longer to report than expected. Gross and net losses would increase by approximately $27 million and $13 million, respectively, if, on average, losses take 10% longer to report than assumed for the marine business for reserves established at December 31, 2004.


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          Specialty reserves are established using the Company's own experience and an industry based tail factor. Estimates of ultimate liability could be redundant or deficient if the Company's own experience is not sufficiently predictive or if the industry tail factor is not representative of our future loss development. A key assumption is the choice of tail factor for the construction liability book of business. This is dominated by construction defect exposure, which has undergone significant recent changes in underwriting, claims handling, legislation and liability environment. If the construction tail (after 10 years) is double our current expectations, then the gross and net losses would increase by approximately $20 million and $16 million, respectively, compared to construction liability reserves established at December 31, 2004.

          Given the lack of sufficient historical experience, professional liability reserves are established using industry loss ratios and development patterns. The ultimate loss ratio for an underwriting year is initially set to an industry average level. Expected loss emergence is then calculated using industry average development patterns, and expected emergence is replaced by actual experience as it emerges. Estimates of ultimate liability could be redundant or deficient if the industry selected ultimate loss ratios are inappropriate or if the industry development pattern is not representative of our book of business. If the ultimate loss ratios for the professional liability business develop 10% higher than the industry ultimate loss ratios used by our actuaries, then gross and net loss reserves would increase by approximately $6 million and $2 million, respectively, compared to the professional liability loss reserves established at December 31, 2004.

          As noted above, the Company will include language substantially similar to the foregoing in its future Exchange Act periodic reports and will update such language to reflect current developments regarding the impact of changes in significant assumptions utilized to establish loss reserves.

4. You disclose that the Company estimates its premiums, losses and claim reserves based upon information received from agents, pools and syndicates ("cedants") and that a lag exists between premiums written and losses incurred and related agent or cedant reporting to you. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed premiums, losses and claim reserves as compared to direct premiums, losses and claim reserves, please provide us in disclosure-type format a discussion relating to your critical accounting estimate of this uncertainty, including the risks associated with making estimates of premiums, losses and loss reserves and the effects and expected effects of this uncertainty on your financial position and results of operations. Also, provide in disclosure-type format the following information for each period presented:

     a. The dollar amount of premiums, losses and loss reserves recorded based on information received from agents or cedants;

     b. The estimated premium for policies written by agents but not yet reported to you and the methodology used for these estimates.


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


     c. The time lag from when this information is reported to the agent or cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;

     d. The amount of any backlog related to the processing of this information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

     e. What process management performs to determine the accuracy and completeness of the information received from agents or cedants;

     f. Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from agents or cedants; and

     g. How management resolves disputes with agents or cedants and how often disputes occur.

     [Response]

          Substantially all of our business is placed through agents and brokers.

          As stated in the Critical Accounting Policy entitled "Written and Unearned Premium" on page 34 of the 2004 10-K, "We must estimate the amount of written premium not yet reported based on judgments relative to current and historical trends of the business being written." Since the vast majority of the Company's gross written premium is primary or direct as opposed to assumed (89% direct in 2004, 88% in 2003 and 72% in 2002, as derived from the written premium table in Note 7 on page F-29 of the 2004 10-K), the perceived delays in reporting assumed premium generally do not have a significant effect on the Company's financial statements, since we record estimates for both unreported direct and assumed premium. We also record the ceded portion of the estimated gross written premium and related acquisition costs. The earned gross, ceded and net premiums are calculated based on our earning methodology which is generally pro-rata over the policy periods. Losses are also recorded in relation to the earned premium. The estimate for losses incurred on the estimated premium is based on an actuarial calculation consistent with the methodology used to determine incurred but not reported loss reserves for reported premiums.

          A portion of the Company's premium is estimated for unreported premium, mostly for the marine business written by our UK Branch and Lloyd's Operations. We generally do not experience any significant backlog in processing premiums. Of the $696 million of gross written premium recorded in 2004, $104 million or 15% was estimated. The estimated premium was 15% and 11% of the gross written premium in 2003 and 2002, respectively. Such premium estimates are generally based on submission data received from brokers and agents and recorded when the insurance policy or reinsurance contract is bound and written. The estimates are regularly reviewed and updated taking into account the premium received to date versus the estimate and the age of the estimate. To the extent that the actual premium varies from the estimates, the difference, along


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


     with the related loss reserves and underwriting expenses, is recorded in current operations.

          The Company has not typically experienced significant disputes with its agents, brokers or cedants. However, should such a dispute arise, the Company would generally follow the dispute resolution requirements in the related contractual agreement.

          The Company will include language substantially similar to the foregoing in its future Exchange Act periodic reports and will update such language to reflect current developments on its estimates for premiums, losses and claim reserves based upon information from agents and brokers.

5. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. Please provide us in disclosure-type format a discussion of underlying reasons for the changes in revenue and expenses associated with your investments. In particular, explain why your average yields have declined over the past three years.

     [Response]

          As stated on page 40 of the MD&A in the 2004 10-K, "net investment income increased 37.1% and 8.3% in 2004 and 2003, respectively, due to the increase in invested assets resulting from positive cash flow from operations and the $110.8 million of net proceeds from our 2003 common stock offering." Even though the investment income increased, average portfolio yields decreased each year. As stated in the third paragraph under the MD&A sub-caption "Liquidity and Capital Resources" on page 52 of the 2004 10-K, "the average yield of the portfolio, excluding net realized capital gains, was 3.54% in 2004, 3.79% in 2003 and 4.78% in 2002 reflecting the prevailing interest rates during those years."

          The primary reason why average yields in the Company's investments declined during the three-year period is that market yields were decreasing through the first half of 2003 and then gradually started to rise as monetary policy began to tighten. During this period, the strong cash flow and net proceeds from the Company's October 2003 stock offering were being invested. Due to the lag between receiving funds and investing long term, short-term balances increased each year. Secondarily, the Company's investment strategy began to lean towards tax-exempt securities as the Company was exiting an AMT carry forward position. Generally, short term investments and tax exempt securities have lower pre-tax yields than the remainder of the Company's portfolio. These factors along with the reinvestment of maturities, calls and redemptions at the then prevailing interest rates, which were generally lower than the yields of such investments maturing, called or redeemed, resulted in decreases to the overall portfolio yield, but in-line with prevailing interest rates based on our portfolio mix.

          In its future Exchange Act periodic reports, the Company will include language substantially similar to the foregoing and updated to reflect current developments on changes in average portfolio yields from year-to-year.


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


6. Your insurance companies participate in a marine pool with three unaffiliated insurers. Please provide a discussion in disclosure-type format of known trends and uncertainties affecting the insurance pool and expected changes in the pool's loss experience. Include a quantification of the related impact on premium and operating results and a description of the basis upon which you determine pool participation (e.g., whether it is based on the relative volume of business ceded to the pool by each insurance company or an alternate participation arrangement).

     [Response]

          The Company notes that the experience of the marine pool business generally tracks the experience of the marine business of Navigators Insurance Company ("Navigators Insurance"). Pursuant to the marine pool agreement that was approved by the New York State Department of Insurance, the Navigators Agencies write marine business for the pool on policies issued by Navigators Insurance, and pool participation is recorded as reinsurance ceded in the Company's consolidated financial statements. Navigators Insurance cedes to each unaffiliated pool member its respective share of pool premiums and losses based on its percentage of pool participation as set forth in the pooling agreement. In 2004, Navigators Insurance had 80% of the pool and in 2005 that percentage increased to 85%. Any credit exposure that the Company has to pool members not paying their share of the pool's losses is included in the Company's estimate of reinsurance recoverables and its allowance for uncollectible reinsurance. As a result, the Company respectfully submits that all material information regarding the impact of the marine pool is included in the discussion of its marine business.

7. Disclosure of the impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management's Discussion and Analysis. We note that you do not discuss the impact of known trends in your cash flows or unexpected variations in the timing of claim payments on future liquidity and results of operations. This disclosure appears to be particularly important given the high degree of your reliance upon reinsurance to manage liquidity and capital resources and the claim severity inherent in your business. Please provide this information in disclosure-type format.

     [Response]

          The Company discusses and explains trends in its historic cash flow from operations under the MD&A sub-caption "Liquidity and Capital Resources" beginning on page 52 of the 2004 10-K. As stated on page 53 of the 2004 10-K, "we believe that the cash flow generated by the operating activities of our subsidiaries will provide sufficient resources for us to meet liquidity needs for the next twelve months. Beyond the next twelve months, cash flow available to us may be influenced by a variety of factors, including general economic conditions and conditions in the insurance and reinsurance markets, as well as fluctuations from year to year in claims experience." The issue of the risk to the Company associated with receipt of amounts it is owed under its reinsurance program is disclosed in the MD&A under the sub-caption "Risk Factors-Our reinsurers, including other participants in the marine pool, may not pay on losses in a timely fashion, or at all, which may increase our costs." Time lags do occur in the normal course of business between the time gross losses are paid by the Company and the time such gross losses are billed and collected from reinsurers.

          During 2004, 2003 and 2002, approximately 58%, 51% and 43%, respectively (as derived from the table of losses and loss adjustment expenses incurred in Note 7 on page F-29 of the 2004 10-K), of gross incurred losses of approximately $453 million, $427 million and $251 million, respectively, were ceded to reinsurers under pro-rata and quota share treaties. Such recoverable amounts are anticipated to be billed and collected over the next several years as gross losses are paid by the Company.

          Generally, for pro-rata or quota share reinsurers, including pool participants, the Company issues quarterly settlement statements for premiums less commissions and paid loss activity, which are expected to be settled within 45 days after the quarter end. The Company has the ability to issue "cash calls" requiring such reinsurers to pay losses whenever paid loss activity ceded to a particular reinsurance treaty exceeds a predetermined amount (generally not more than $1 million) as set forth in the pro-rata treaty. For the Insurance Companies, cash calls must generally be paid within 15 business days. There is no specific settlement period for the Lloyd's Operations cash call provisions but such billings are generally paid within 30 days.

          Generally, for excess of loss reinsurers the Company pays monthly or quarterly deposit premiums based on the estimated subject premiums over the contract period (usually one year) which are subsequently adjusted based on actual premiums determined after the expiration of the applicable reinsurance treaty. Paid losses subject to excess of loss recoveries are generally billed as they occur and are usually settled by reinsurers within 15 business days for the Insurance Companies and 30 business days for the Lloyd's Operations.

          The Company sometimes withholds funds from reinsurers and may apply ceded loss billings against such funds in accordance with the applicable reinsurance agreements.

          The Company believes that it has adequately managed its cash flow requirements under such circumstances from its positive cash flows and the use of available short-term funds when applicable. However, there can be no assurances that the Company will be able to continue to adequately manage such recoveries in the future or that collection disputes or reinsurer insolvencies will not arise that could materially increase the collection time lags or result in recoverable write-offs causing additional incurred losses and liquidity constraints to the Company.

          At the time of the 2004 10-K, the Company was not aware of any particular negative trends in claims payment or cash flows that would have been likely to have a material impact on the Company. To the extent that the Company is aware of any unusual variation in claims payment timing that is reasonably likely or changes in known trends in cash flows (including from reinsurance recoveries) that could be material, it will include such information in its Liquidity and Capital Resources disclosure in its Exchange Act periodic reports going forward. For example, in its 2005 Form 10-K, the Company will note that cash requirements for the payment of gross claims and related collections from reinsurers with respect to the 2005 hurricanes could significantly impact its liquidity needs and will describe how it expects to fund these expenditures or any unusual expected capital expenditures (including through proceeds from its recent equity offering that were contributed to Navigators Insurance). The Company will also state whether or not in light of these trends or unusual events, it believes its future liquidity needs can be adequately met from its existing sources of funds.

8. We note your disclosure of "underwriting results," a non-GAAP financial measure, excludes recurring items, which have occurred in prior periods and will reoccur in future periods. This non-GAAP financial measure is not described in Note 13, Segment Information. While the acceptability of a non-GAAP financial measure depends on all facts and circumstances, we do not believe that use of such a non-GAAP measure is appropriate. Exclusion of these amounts raises significant concern about management's assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K for the non-GAAP financial measures used within your filing.

     [Response]

          As stated in Note 13, Segment Information, beginning on page F-36 of the 2004 10-K, "all segments are evaluated based on their GAAP underwriting or operating results, which are prepared using the accounting policies described in the summary of significant accounting policies in Note 1 included herein. The Insurance Companies and the Lloyd's Operations are measured taking into account net premiums earned, incurred losses and loss expenses, commission expense and other underwriting expenses." Since 'underwriting results' is the measure by which management evaluates its Insurance Companies and Lloyd's Operations segments, it should not be considered a non-GAAP measure under the SEC's Final Rule relating to this matter.

          While the dollar amount of the underwriting results is not specifically disclosed in Note 13 to the 2004 10-K, such underwriting results were expressed in ratio format in the tabular information. In addition, the dollar amount of the underwriting results can be derived from information presented in Note 13.

          The Company will specifically disclose the dollar amount of the underwriting results in the tabular information presented in the segment note along with the related underwriting ratios in its future Exchange Act periodic reports.

Note 1. Organization and Summary of Significant Accounting Policies
-------------------------------------------------------------------

Lloyd's Syndicate, page F-10
----------------------------

9. Please provide in disclosure-type format a more detailed description of your participation rights, including their duration, any restrictions and your obligations upon termination of these rights. Explain to us your accounting for Lloyd's Syndicate 1221 transactions as follows:

     o Refer us to the technical guidance upon which you based accounting for your participation in Lloyd's Syndicate 1221, including the basis for your revenue and expense recognition relating to RITC risk transfers between accident years.

     o Given the difference between the recorded liability and ultimate liability estimated at the RITC date and the related cost to reinsure outstanding claims, clarify why you recorded no gain or loss on these RITC transactions.

     o Quantify the impact on operating results of retrocession of the syndicate's reinsurance to Navigators Insurance Company for each period presented.

     o Tell us how you accounted for participant distributions associated with these RITC transactions.

     [Response]

          As stated on page 5 of the 2004 10-K under the caption "Business-General," the Company participates in the marine and related insurance lines of the Lloyd's market through a wholly owned subsidiary, Navigators Underwriting Agency, Ltd, which manages Lloyd's Syndicate 1221. Our wholly owned subsidiaries which are also Lloyd's corporate members, Millennium Underwriting Ltd and Navigators Corporate Underwriters Ltd, provided 97.4% of Syndicate 1221's capacity for the 2004 underwriting year. The capacity is provided through contractual agreements for a particular underwriting year.

          The Managing Agent's Agreement is the contractual arrangement pursuant to which Navigators Underwriting Agency, Ltd has been appointed as the managing agent of Syndicate 1221. This agreement sets forth certain rights and obligations of the managing agent and participating corporate members in Syndicate 1221. The amount of participation by each corporate member in the total capacity of Syndicate 1221 for a particular year of account is set forth in the Corporate Member's Syndicate List for that particular year of account, prepared in accordance with the terms of the Managing Agent's Agreement.

          Pursuant to Lloyd's Syndicate Pre-Emption Byelaw, as a corporate member participating in Syndicate 1221, each of Millennium Underwriting Ltd and Navigators Corporate Underwriters Ltd is entitled to participate in each subsequent year of account of Syndicate 1221 to the same proportional extent as such corporate member participated in the prior year of account of Syndicate 1221. However, the Syndicate Pre-Emption Byelaw does not obligate either Millennium Underwriting Ltd or Navigators Corporate Underwriters Ltd to participate in any subsequent year of account of Syndicate 1221.

          The Lloyd's Syndicate Accounting Bulletin No. 18 of 1994 states that "Every year of account of a syndicate shall be kept open for not less than three years from the beginning of that year of account." The Managing Agent's Agreement states that "Profits of the Underwriting in respect of a year of account shall not be distributed until that year of account is closed."

          The Syndicate Account Byelaws define reinsurance-to-close ("RITC") as "an agreement under which the underwriting members who are members of a syndicate for a year of account agree with the underwriting members who constitute that or another syndicate for the later year of account that the reinsuring members will discharge or procure the discharge of, or indemnify the reinsured members against all known and unknown liabilities of the reinsured members arising out of insurance business underwritten through that syndicate and allocated to the closed year of account in consideration of a premium."

          Closing an underwriting year is a common administrative and settlement mechanism at Lloyd's as further explained in paragraph 6.64 of the AICPA's Audit and Accounting Guide: Property and Liability Insurance Companies-May 2004 ("AICPA P&L Ins. Guide").

          As excerpted from paragraph 6.64 of the AICPA P&L Ins. Guide, Lloyd's syndicates report the amounts of premiums, claims, and expenses recorded in an underwriting account for a particular year to the assuming companies that participate in the syndicates. The syndicates generally keep accounts open for three years. Traditionally, three years have been necessary to report substantially all premiums associated with an underwriting year and to report most related claims, although claims may remain unsettled after the account is closed. A Lloyd's syndicate typically closes an underwriting account by reinsuring outstanding claims on that account with the participants for the next underwriting year. The ceding syndicate pays the assuming syndicate an amount based on the unearned premiums and outstanding claims in the underwriting account at the date of the assumption and distributes the remaining balance to its participants. Please refer to our discussion starting on page 46 in the MD&A section of the 2004 10-K.

          An underwriting year which is being closed will have a gain or loss following the RITC calculation. When a gain occurs, the syndicate members for the year being closed will retain the funds constituting the gain which are recorded in its books and records. In the situation where an underwriting year results in a loss, the syndicate members for the year being closed must supplement the funds being transferred in the RITC to the extent of the loss which is recorded in its books and records.

          Consistent with EITF 00-1 as incorporated by FIN 46 and as stated on page 47 in the MD&A section of the 2004 10-K, the Company's participation in Lloyd's Syndicate 1221 is represented by and recorded as our proportionate share of the underlying assets and liabilities and results of operations of the Syndicate since (a) the Company holds an undivided interest in each asset, (b) the Company is proportionately liable for each liability and (c) Syndicate 1221 is not a separate legal entity. Under these circumstances and in accordance with the above literature, the Company records its proportionate share of Syndicate 1221's assets and liabilities in its balance sheet and its share of Syndicate 1221's results of operations in its income statement. The RITC amounts described in our 2004 10-K represents the transfer of the assets and liabilities from the participants of a closing underwriting year to the participants of the next underwriting year.

          Consistent with SFAS 60 and guidance provided in Paragraph 6.66 of the AICPA P&L Ins. Guide, the Company uses the periodic method of accounting to record activity related to premium, losses and expenses as described in
     Note 1 starting on page F-9 of our 2004 10-K under the headings Premium Revenues, Deferred Policy Acquisition Costs and Reserves for Losses and Loss Adjustment Expenses. An excerpt from Paragraph 6.66 of the AICPA P&L Ins. Guide states that premiums are recognized as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. The periodic method is consistent with current practice for primary insurance and domestic reinsurance for which sufficient information is available to reasonably estimate and recognize earned premiums and related claims. (Refer to FASB Statement No. 60.)

          Since the recorded liability estimated at the RITC date includes all reported claims and an estimate for incurred but not reported claims and there is no discounting of the claims, the recorded liability is the estimated ultimate liability, therefore no gain or loss is recorded on the RITC transaction.

          The pre-tax gain on the business assumed from Syndicate 1221 by Navigators Insurance was $3.8 million for 2004, $1.2 million for 2003 and $0.3 million for 2002.


Note 7. Reinsurance, page F-30
------------------------------

10. Please provide in disclosure-type format all disclosure required by paragraph 27 of SFAS 113 and paragraph 15A of SFAS 107.

     [Response]

          SFAS 113, paragraph 27 states that all insurance companies shall disclose the following in their financial statements:

     27a. The nature, purpose, and effect of ceded reinsurance transactions on the enterprise's operations. (Ceding companies also shall disclose the fact that the insurer is not relieved of its primary obligation to the policyholder in a reinsurance transaction. Footnote 8 to paragraph 27a states that, as indicated in paragraph 16, the amount of recoveries recognized under reinsurance contracts also must be disclosed by the reporting enterprise if not reported separately in the statement of earnings.

          Page 7 of the 2004 10-K under the caption "Business-Reinsurance Ceded" states the following:

          "We utilize reinsurance principally to reduce our exposure on individual risks, to protect against catastrophic losses, to maintain desired ratios of net written premium to statutory surplus and to stabilize loss ratios and underwriting results. The purchase of reinsurance does not discharge us, the original issuer, from our primary liability to the policyholder. We are required to pay the losses even if the reinsurer fails to meet its obligations under the reinsurance agreement."

          Similar wording is also included in the first two paragraphs of Note 7 on page F-27 of the Notes to Consolidated Financial Statements in the 2004 10-K. In the losses and loss adjustment table in Note 7 on page F-29 of the Notes to Consolidated Financial Statements of the 2004 10-K, the Company shows the losses and loss adjustment expenses ceded for 2004, 2003 and 2002.

     27b. For short duration contracts, premiums from direct business, reinsurance assumed, and reinsurance ceded, on both a written and an earned basis; for long duration contracts, ....

          On page F-29 of the Notes to Consolidated Financial Statements in the 2004 10-K, the Company shows, in table form, written and earned premium on a direct, assumed and ceded basis for short duration contracts. The Company does not have any long duration contracts so this portion of SFAS 113, paragraph 27, does not apply.

     27c. Methods used for income recognition on reinsurance contracts.

          The December 31, 2005 10-K will reflect the following three paragraphs in Note 1 to the Consolidated Financial Statements under the caption `Reinsurance Ceded':

          In the normal course of business, reinsurance is purchased by the Company from insurers or reinsurers to reduce the amount of loss arising from claims. In order to determine the proper accounting for the reinsurance, management analyzes the reinsurance agreements to determine whether the reinsurance should be classified as prospective or retroactive based upon the terms of the reinsurance agreement and whether the reinsurer has assumed significant insurance risk to the extent that the reinsurer may realize a significant loss from the transaction.

          Prospective reinsurance is reinsurance in which an assuming company agrees to reimburse the ceding company for losses that may be incurred as a result of future insurance events covered under contracts subject to the reinsurance. Retroactive reinsurance is reinsurance in which an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance. The analysis of the reinsurance contract terms has determined that all of the Company's reinsurance is prospective reinsurance with adequate transfer of insurance risk to the reinsurer to qualify for reinsurance accounting treatment.

          Ceded reinsurance premiums and any related ceding commission and ceded losses are reflected as reductions of the respective income or expense accounts over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Unearned premiums ceded and estimates of amounts recoverable from reinsurers on paid and unpaid losses are reflected as assets. Provisions are made for estimated unrecoverable reinsurance.

          SFAS 107, paragraph 15A requires that certain information be disclosed about each significant concentration of credit risk. The two significant areas of concentration of credit risk that affect us are investments from a particular issuer and reinsurance recoverables from a particular reinsurer. The Company believes that the following described disclosures satisfy the requirements of SFAS 107, paragraphs 15A(a), 15A(b) and 15A(c). Disclosures under paragraph 15A(d) are not applicable as the Company does not utilize master netting arrangements.

          Investments are discussed beginning on page 18 of the 2004 10-K under the caption "Business-Investments." This discussion includes a description of investment guidelines and shows the investments broken down by category. The Company also describes its procedure for determining any other-than-temporary impairments in the portfolio and provides an aging of our unrealized losses by category and rating. In Note 2 beginning on page F-15 of the Notes to Consolidated Financial Statements in the 2004 10-K, the Company's investment portfolio by category is shown, and its procedures for determining other-than-temporary impairments, age of unrealized losses by category and maturity information are disclosed.

          Reinsurance recoverables are discussed beginning on page 7 and a table of the 20 largest reinsurers is provided in the 2004 10-K on page 8 under the caption "Business-Reinsurance Ceded". The table shows the amount recoverable, financial rating and amount of collateral held for each reinsurer. Reinsurance recoverables are again discussed and the table by reinsurer is again provided in Note 7 beginning on page F-27 of the Notes to Consolidated Financial Statements in the 2004 10-K. The collateral maintained is described as letters of credit, ceded balances payable and other balances held by the Company.

          The December 31, 2005 10-K will reflect the following paragraph in
     Note 7, Reinsurance, to the Consolidated Financial Statements:

          The substantial majority of the Company's collateral consists of letters of credit obtained from reinsurers in accordance with New York Insurance Department Regulation No. 133. Such regulation requires collateral to be held by the ceding company from assuming companies not licensed in New York State in order for the ceding company to take credit for the reinsurance recoverables on its statutory balance sheet. The specific requirements governing the letters of credit include a clean and unconditional letter of credit and an "evergreen" clause which prevents the expiration of the letter of credit without due notice to the Company. Only banks considered qualified by the NAIC may be deemed acceptable issuers of letters of credit by the New York Insurance Department. In addition, based on our credit assessment of the reinsurer, there are certain instances where we require collateral from a reinsurer even if the reinsurer is licensed in New York State, generally applying the requirements of Regulation 133. The contractual terms of the letters of credit require that access to the collateral is unrestricted. In the event that the counter-party to our collateral would be deemed not qualified by the NAIC, the reinsurer would be required by agreement to replace such collateral with acceptable security under the reinsurance agreement. There is no assurance, however, that the reinsurer would be able to replace the counter-party bank in the event such counter-party bank becomes unqualified and the reinsurer experiences significant financial deterioration or becomes insolvent. Under such circumstances, the Company could incur a substantial loss from uncollectible reinsurance from such reinsurer.

          The Company will include language substantially similar to the foregoing in its future Exchange Act periodic reports and will update such language to reflect current developments with respect to the SFAS 113 and SFAS 107 disclosures set forth in our response to this question 10.

11. Please provide in disclosure-type format a detailed explanation of your accounting for the 2003 commutation of all reinsurance obligations and liabilities of Trenwick to Navigators, including why no gain or loss was recorded on this transaction.

     [Response]

          The statement on page F-30 in Note 7 of the Notes to Consolidated Financial Statements in the 2004 10-K that "no gain or loss was recorded on the commutation" referred only to the commutation between Navigators Insurance and Somerset Insurance Ltd. (which obligations were fully collateralized and commuted back at 100% of their recorded value). The Trenwick commutation is described in detail in Note 7 of the 2003 Form 10-K of the Company. While the Trenwick commutation did result in a small loss, as stated in Note 7 to the Consolidated Financial Statements included in the 2003 Form 10-K of the Company, the results of the commutation did not have a material impact on the Company's operating results. Given this lack of material impact, the Company did not repeat the detailed discussion of the Trenwick commutation and its accounting in the 2004 10-K. In its disclosure regarding the Trenwick commutation in the 2005 10-K, the Company will use language similar to the language that appeared in Note 7 to its Consolidated Financial Statements in its 2003 Form 10-K.

Note 12. Commitments and Contingencies, page F-36
-------------------------------------------------

12. We note that the Council of Lloyd's can assess up to 3% of your underwriting capacity for Syndicate 1221 in any one year as a Central Fund contribution, which appears to be material to your net income, and that it may further increase such assessments to fund a second tier of Central Fund assets. Please explain why you have not provided disclosures of the contingency related to the assessments in MD&A and/or in your financial statements in accordance with FAS 5 and, as applicable, SOP 97-3.

     [Response]

          The Company has discussed the risk of an assessment from the Council of Lloyd's in the MD&A sub-caption "Risk Factors-Continued or increased premium levies by Lloyd's for the Lloyd's Central Fund and cash calls for trust fund deposits or a significant downgrade of Lloyd's A.M. Best rating could materially and adversely affect us," on pages 58-59 of the 2004 10-K and in the discussion under the caption "Business-Regulation" on page 27 of the 2004 10-K. The Company did not believe that the assessment was likely in the foreseeable future and therefore did not include additional contingency disclosure in the notes to its Consolidated Financial Statements for the year ended December 31, 2004. However, to acknowledge that a Lloyd's assessment is possible regardless of the Company's belief, in the future the Company will include disclosure of the maximum possible assessment based on its then current capacity in its MD&A and financial statements. For example, based on the Company's 2004 capacity at Lloyd's of (pound)150 million, the December 31, 2004 exchange rate of (pound)1 equals $1.92 and assuming the maximum 3% assessment was made by the Council of Lloyd's, the Company would be assessed approximately $8.6 million.

          We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at 914-933-6025 (phone), 914-933-6033 (fax) or bwiley@navg.com.



                                               Sincerely yours,

                                               /s/ Bradley D. Wiley

                                               Bradley D. Wiley
                                               Senior Vice President,
                                               Financial Compliance
                                               Officer and Secretary